

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group



05009283

9 June 2005



SEC MAIL PROCESSING
RECEIVED
WASH. D.C. SECTION

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

SUPPL

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 7 June 2005, Re: Dealings by principal officer of Lion Industries Corporation Berhad outside closed period pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



WONG PHOOI LIN
Secretary



PROCESSED
JUN 29 2005
THOMSON
FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286





Form Version 2.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION/EDMS/KLSE** on **07-06-2005 06:02:20 PM**

Reference No **LI-050607-72422**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Dealings by Principal Officer of Lion Industries Corporation Bèrhad outside closed period pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a Principal Officer of the Company has dealings in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Disposal	Sale Price per Share (RM)	Number of Shares	% of Issued Share Capital
Wang Wing Ying	01.06.2005	1.24	25,000	0.004
	01.06.2005	1.23	10,000	0.001
	02.06.2005	1.11	10,000	0.001

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary



07 JUN 2005